EXHIBIT 99.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated April 6, 2010 accompanying the financial statements of Newcastle Resources Ltd., appearing in Form 20-F for the year ended December 31, 2009, and consent to the inclusion of the aforementioned report.

/s/ MANNING ELLIOTT LLP

Chartered Accountants

Vancouver, Canada

June 24, 2010